Direct Number: (404) 581-8255
lastater@jonesday.com

[Jones Day Letterhead]

April 7, 2010

VIA EDGAR

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          Georgia Gulf Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on
Form S-3
Filed March 12, 2010
File No. 333-161770

Dear Ms. Long:

We are responding to your letter dated April 1, 2010 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement of Georgia Gulf Corporation (the “Company”).  This letter repeats each of the comments in the Staff’s letter in bolded typeface followed by the responses of the Company.

General

1.             We note your disclosure in note 10 of your consolidated financial statements contained in your Form 10-K for the year ended December 31, 2009.  In the first paragraph on page 79 of the Form 10-K, you disclose that you defaulted under the terms of certain indentures by failing to make interest payments.  Please explain to us how you determined your eligibility to register the resale of your common stock on Form S-3 in light of General Instruction I.A.5. of Form S-3.

COMPANY RESPONSE:

As indicated in the referenced note, the failure to make interest payments constituted defaults under the indentures related to our 7.125 percent, 9.5 percent and 10.75 percent notes.  On July 29, 2009, we consummated our private exchange of equity for $91.0 million of the $100 million in principal amount of 7.125 percent notes, $486.8 million of the $500 million in principal amount of 9.5 percent notes and $158.1 million of the $200 million in principal amount of 10.75 percent notes.  Thereafter, we had outstanding $9.0 million of the 7.125 percent notes, $13.2 million of the 9.5 percent notes and $41.4 million of the 10.75 percent notes.  Subsequent to the consummation of the private exchanges, we paid all outstanding interest on the notes that remained outstanding during the third quarter ended September 30, 2009 and have since remained in compliance with our obligations thereunder.

General Instruction I.A.5. of Form S-3 requires that neither the registrant nor any of its subsidiaries have, “since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act. . . defaulted on any installment or installments on indebtedness for borrowed money.”

We included certified financial statements for the year ended December 31, 2009 in our Form 10-K filed March 11, 2010.  As a result of such filing, we now meet the requirement of General Instruction I.A.5. of Form S-3.

2.             We note that you have not yet filed the Part III information incorporated by reference into your Form 10-K for the year ended December 31, 2009.  Please be advised that we will not take your filing effective until after you file the Part III information.

COMPANY RESPONSE:

We presently anticipate that the definitive proxy statement, which includes the information required by, and which is incorporated in, Part III of the Form 10-K, will be filed next week.  We do not intend to request acceleration of effectiveness of the filing prior to that time.

Please contact the undersigned with any questions regarding the responses to your comments.

Sincerely,

/s/ Lisa A. Stater
Lisa A. Stater

cc:      Chambre Malone, Esq.

Craig Slivka, Esq.

Joel I. Beerman, Esq.